DC

No Act
P.E. 1-22-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07050057

RECD S.E.C.
MAR 2 9 2007
1086

March 21, 2007

Samuel A. Guess
Associate General Counsel
and Assistant Secretary
Legal Department, Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/21/2007

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 22, 2007

Dear Mr. Guess:

This is in response to your letters dated January 22, 2007 and March 7, 2007 concerning the shareholder proposal submitted to Wal-Mart by Amalgamated Bank LongView Collective Investment Fund. We also have received a letter on the proponent's behalf dated February 13, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, NW
Suite 350
Washington, DC 20015-2022

104169

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel
and Assistant Secretary

January 22, 2007

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2007 Annual Shareholders Meeting (the "2007 Proxy Materials"). The Proposal was submitted by Amalgamated Bank LongView Collective Investment Fund (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2007 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related correspondence, is attached hereto as Exhibit A. In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

Wal-Mart intends to commence printing the 2007 Proxy Materials on or about April 12, 2007, so that it may begin mailing the 2007 Proxy Materials no later than April 16, 2007. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. <u>The Proposal</u>

The resolution included in the Proposal (the "Resolution") urges the Board of Directors of the Company (the "Board") to adopt a policy under which the shareholders could vote at each annual meeting on a resolution, to be proposed by management, to ratify the compensation of the Company's named executive officers (the "NEOs") as disclosed in the summary compensation table (the "SCT") and the narrative disclosure accompanying the SCT (the "SCT Narrative") included in the Company's proxy statement relating to that annual meeting. It is worth noting that the Proposal specifically excludes a vote on the accompanying Compensation Disclosure & Analysis (the "CD&A"), the purpose of which is to discuss the rationale and policies behind the compensation in the SCT. Nevertheless, the supporting statement in the Proposal explains that such a vote would permit the shareholders to express their opinion about senior executive compensation and provide the Company with useful information about whether shareholders view senior executive compensation, as reported each year, to be in the shareholders' best interests.

II. <u>Ground for Exclusion</u>

The Proposal deals with a matter relating to the Company's ordinary business operations and, as a result, the Company may exclude the Proposal in reliance on Rule 14a-8(i)(7).

Rule 14a-8(i)(7) under the Exchange Act permits a company to exclude a shareholder proposal if that proposal deals with a matter relating to the company's ordinary business operations. The Company is aware that the Staff announced in 1992 its policy that proposals relating to executive compensation will not be excludable under the "ordinary business operations" exclusion. That policy was reflected in the Staff's responses to the no-action request letters, such as that of Eastman Kodak Company in which the Staff stated: "in view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business." *See* Eastman Kodak Company (available February 13, 1992). The Company submits that this policy does not apply in the case of the Proposal. The Proposal does not deal with the Company's executive compensation policies or practices generally, but rather deals with whether the shareholders approve of the compensation the Company paid its NEOs in a particular fiscal year. A corporation's decision as to how much to pay its officers, including its NEOs, in a particular year is clearly a management function and a matter of the corporation's ordinary business operations.

If implemented, the Proposal would result in the shareholders of the Company voting each year on whether they agree with the compensation paid to the NEOs as shown in the SCT. By doing so, the shareholders would be in the position of second guessing the decisions that the members of the Board's Compensation, Nominating and Governance Committee (the "CNGC") previously made, with respect to the Chief Executive Officer (the "CEO"), and in consultation with the CEO as to the other NEOs, as to: (i) each NEOs' total compensation as reflected in the SCT, (ii) the elements of compensation included in each NEOs' compensation as reflected in the SCT, and (iii) the amount of each such element of an NEOs' compensation. That process is, in effect, the same process that the CNGC goes through in setting the compensation to be paid to the NEOs, albeit with the benefit of a significant amount of additional, highly detailed information and an orderly, deliberative decision making process.

In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission discussed the two central considerations of the ordinary business exclusion. The first consideration focuses on the subject matter of the proposal and whether the proposal addresses tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The Commission indicated in the 1998 Release that second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail . . . ." If a proposal runs afoul of these considerations, it would be excludable under Rule 14a-8(i)(7). In the 1998 Release, the Commission also noted that "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Proposal does not focus on the Company's executive compensation policies or, as a general matter, practices or seek to have the Company or its Board consider new compensation policies and practices or reconsider the Company's existing policies and practices. As discussed above, the Proposal specifically excludes a vote on the CD&A. As such, the Proposal does not address policy matters such as the nature of the Company's equity compensation plans, whether to include performance-based elements of compensation in the senior executive officers' compensation packages or whether a senior executive officer's right to receive certain amounts of the compensation awarded must be conditioned upon the corporation's achievement of certain performance goals.

Rather, the Proposal would have the shareholders express their collective opinion at each annual meeting as to whether the particular compensation shown in the SCT as being paid to the NEOs was appropriate and by doing so indirectly attempt to manage the specifics of the NEOs' compensation from year to year. Furthermore, the shareholders' failure to ratify the NEOs' compensation for a particular year would provide no specific shareholder guidance on the Company's compensation policy, but would indicate only that the shareholders did not agree, in some unspecified way, with the specific elements and amounts of the NEOs' compensation for a year.

The specific amounts of total compensation, salary, incentive payments, equity compensation, and other compensation paid to an NEO or any officer in any particular year is not a policy matter for oversight by the shareholders, but rather is a matter that is fundamental to the Board's ability to manage the Company's day-to-day business. The Proposal clearly is the type of proposal to which the first central consideration of the ordinary business exclusion relates despite the fact that it relates to executive compensation.

This Proposal clearly runs afoul of the second central consideration that the Staff discussed in the 1998 Release. As noted above, by ratifying or not ratifying the compensation of the NEOs, the shareholders will be making judgments about the total compensation paid, the elements of that compensation, and the allocation of total compensation among those elements. Trying to influence the particular amounts paid to the NEOs or any particular NEO by voting against ratification of the NEOs' compensation represents the type of "micro-managing" of matters of a complex nature, which necessarily involve understanding substantial amounts of detailed information and making detailed decisions, that shareholders simply are not in a position perform.

Despite the detailed information that will be provided in the Company's proxy statement, the decisions involved in setting the NEOs' compensation from year to year are fact intensive and complex and, as such, do not lend themselves as matters for shareholder approval. Nevertheless, the Proposal seeks to perform "micro-management" of the particular compensation packages provided to the NEOs in a particular year by means of an after-the-fact assessment of the compensation paid in the prior years. Given the intricacies involved in setting the NEOs' compensation, the Proposal seeks to address a matter of the type that the Commission described in the 1998 Release as being "impracticable for shareholders to decide how to solve . . . at an annual shareholders meeting." As a result, the Company believes that the Proposal is of the type contemplated by the second central consideration involved in Rule 14a-8(i)(7).

In view of all of the foregoing, the Company believes it may exclude the Proposal from the 2007 Proxy Materials in reliance on Rule 14a-8(i)(7).

III. Conclusion

Based on the foregoing, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2007 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2007 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2007 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, Corporate Division, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

cc: Amalgamated Bank LongView
Collective Investment Fund
c/o Mr. Cornish F. Hitchcock
5301 Wisconsin Avenue, NW, Suite 350
Washington, D.C. 20015-2022

Enclosures

Exhibit A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

14 December 2006

Mr. Jeffrey J. Gearhart
Vice President and General Counsel,
Corporate Division, and Assistant Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Via UPS

Re: Shareholder proposal for 2007 annual meeting

Dear Mr. Gearhart:

On behalf of the Amalgamated Bank. LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Wal-Mart Stores plans to circulate to shareholders in anticipation of the 2007 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to Wal-Mart's executive compensation policy.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $3 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of Wal-Mart common stock for more than a year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2007 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED, that the shareholders of Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") urge the board of directors to adopt a policy under which shareholders could vote at each annual meeting on an advisory resolution, to be proposed by Wal-Mart's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation that sometimes appears to be insufficiently aligned with the creation of shareholder value. Recent media attention on questionable dating of stock options grants by companies has also raised investor concerns.

A new SEC rule, which received record support from investors, requires companies to disclose additional information about compensation and perquisites for top executives. In adopting this rule, the SEC made it clear that market forces, not the SEC, should provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not give shareholders enough mechanisms to provide input to boards on senior executive compensation. By contrast, public companies in the United Kingdom allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans, but those plans set only general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have a means to provide ongoing feedback on the application of those general standards to individual pay packages. (*See* Lucian Bebchuk & Jesse Fried, PAY WITHOUT PERFORMANCE 49 (2004))

Similarly, performance criteria submitted for shareholder approval that would allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and inadequate instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Wal-Mart's board to let shareholders express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote would, we think, provide Wal-Mart with useful information about whether shareholders view the company's senior executive compensation, as reported each year, to be in shareholders' best interests.

We urge shareholders to vote **for** this proposal.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

14 December 2006

Mr. Jeffrey J. Gearhart
Vice President and General Counsel,
Corporate Division, and Assistant Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Via UPS

Re: Shareholder proposal for 2007 annual meeting

Dear Mr. Gearhart:

On behalf of the Amalgamated Bank. LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Wal-Mart Stores plans to circulate to shareholders in anticipation of the 2007 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to Wal-Mart's executive compensation policy.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $3 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of Wal-Mart common stock for more than a year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2007 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED, that the shareholders of Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") urge the board of directors to adopt a policy under which shareholders could vote at each annual meeting on an advisory resolution, to be proposed by Wal-Mart's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation that sometimes appears to be insufficiently aligned with the creation of shareholder value. Recent media attention on questionable dating of stock options grants by companies has also raised investor concerns.

A new SEC rule, which received record support from investors, requires companies to disclose additional information about compensation and perquisites for top executives. In adopting this rule, the SEC made it clear that market forces, not the SEC, should provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not give shareholders enough mechanisms to provide input to boards on senior executive compensation. By contrast, public companies in the United Kingdom allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans, but those plans set only general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have a means to provide ongoing feedback on the application of those general standards to individual pay packages. (*See* Lucian Bebchuk & Jesse Fried, PAY WITHOUT PERFORMANCE 49 (2004))

Similarly, performance criteria submitted for shareholder approval that would allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and inadequate instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Wal-Mart's board to let shareholders express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote would, we think, provide Wal-Mart with useful information about whether shareholders view the company's senior executive compensation, as reported each year, to be in shareholders' best interests.

We urge shareholders to vote **for** this proposal.

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

December 19, 2006

VIA FEDERAL EXPRESS

Cornish F. Hitchcock
5301 Wisconsin Avenue, NW
Suite 350
Washington, D.C. 20015-2022

Dear Mr. Hitchcock:

On December 15, 2006, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") adopt a policy to allow shareholders to ratify the compensation of named executive officers. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2007 Proxy Statement.

The Company is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the

company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may

exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Amalgamated Bank
America's Labor Bank

December 18, 2006

Mr. Jeffrey J. Gearhart
Vice President and General Counsel,
Corporate Division, and
Assistant Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Via courier

Re: Shareholder proposal for 2007 annual meeting

Dear Mr. Gearhart:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 919,284 shares of Wal-Mart Stores, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund was created in 1992 as an S&P 500 index fund and presently has assets exceeding $3 billion. The Fund has continuously held at least $2000 worth of Wal-Mart common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2007 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

515

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
EMAIL: CONH @ HITCHLAW.COM

FAX TRANSMISSION

22 December 2006

To: Mr. Samuel A. Guess
At: Wal-Mart Stores, Inc.
Fax: (479) 277-5991

We are sending 2 pages, including this cover sheet. If there are any questions, call Con Hitchcock at the number shown above. Original will not follow by mail/UPS.

Mr. Guess:

In response to your letter of the 19th, I am assuming that by now you have received a copy of the ownership letter from Theodore Brunner of Amalgamated Bank, a copy of which follows.

If there is something else that needs to be provided to confirm the LongView Fund's ownership, please let me know.

With best wishes for the holiday season.

Sincerely,

Con Hitchcock

Amalgamated Bank

America's Labor Bank

December 18, 2006

Mr. Jeffrey J. Gearhart
Vice President and General Counsel,
Corporate Division, and
Assistant Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Via courier

Re: Shareholder proposal for 2007 annual meeting

Dear Mr. Gearhart:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 919,284 shares of Wal-Mart Stores, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund was created in 1992 as an S&P 500 index fund and presently has assets exceeding $3 billion. The Fund has continuously held at least $2000 worth of Wal-Mart common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2007 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Theodore Brunner

Theodore Brunner
First Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200

RECEIVED
2007 FEB 16 AM 11:23
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, NW • SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 315-3552
CONH@HITCHLAW.COM

13 February 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

By hand

Re: Shareholder Proposal from Amalgamated Bank LongView Collective Investment Fund to Wal-Mart Stores, Inc.

Dear Counsel:

I have been asked to respond on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Fund") to the letter from counsel for Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") dated 22 January 2007 ("Wal-Mart Letter"), in which Wal-Mart advises that it plans to omit the Fund's resolution from the Company's 2007 proxy materials. The Company contends that this proposal properly may be excluded from its proxy materials under Rule 14a-8(i)(7), on the ground that the proposal deals with a matter relating to the Company's ordinary business operations.

Under Rule 14a-8(g), Wal-Mart bears the burden of demonstrating why the Fund's proposal may be excluded. As we now demonstrate, Wal-Mart has not sustained its burden and should not be permitted to omit the Proposal from its proxy statement.

The Fund's Resolution

The resolution states as follows:

RESOLVED, the shareholders of Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") urge the Board of Directors to adopt a policy under which shareholders could vote at each annual meeting on an advisory resolution, to be proposed by Wal-Mart's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Wal-Mart argues that the proposal does not deal with executive compensation policies and practices overall, but rather relates to shareholder approval of the compensation the Company pays its NEOs in a particular year. Wal-Mart asserts that the "decision as to how much to pay its officers, including its NEOs, is clearly a management function and a matter of the corporation's ordinary business operations." Wal-Mart Letter at 2. The Company also contends that the total compensation it pays its NEOs or other officers in any year "is not a policy matter for oversight by the shareholders, but rather is a matter that is fundamental to the Board's ability to manage the Company's day-to-day business." *Id.* at 3.

Wal-Mart's argument rests on a mischaracterization of the "subject matter" of the proposal. The "subject matter" of the proposal does not represent an attempt to micromanage or interfere with the Company's ordinary business, that is, its day-to-day operations. The subject is instead executive compensation, a topic that the Division has stated for 15 years is a proper subject for shareholders to raise under Rule 14a-8. *See Battle Mountain Gold Co.* (12 February 1992) ("In view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.")

Wal-Mart appears to acknowledge the point, but argues that the proposal involves not a policy issue, but an effort to determine how much NEOs should be paid in a particular year, which Wal-Mart terms "clearly a management function." Wal-Mart Letter at 2. Of course, what Wal-Mart omits is that the proposal does not affect an individual executive's pay in a given year. The proposal is crafted not to have a retroactive effect on how much someone is paid, but to let shareholders advise the board at a general level how they assess Wal-Mart's compensation policies.

Moreover, the Fund's proposal fits comfortably within the range of other proposals that the Division has allowed shareholders to present, notwithstanding the fact that they *directly* seek to alter executive compensation policies. These include:

• Proposals requesting that boards of directors seek shareholder approval for future golden parachute or executive severance agreements that exceed some multiple of the executive's base salary and bonus;

• Proposals requesting that boards of directors seek shareholder approval for future SERP or other non-qualified executive retirement arrangements that are more generous than those offered to other employees;

• Proposals requesting shareholder approval prior to the re-pricing of stock options granted to senior executives.

Such proposals, if adopted, would have a more immediate impact on executive compensation practices than anything the Fund is proposing here. Indeed, if the Division were to accept the logic of Wal-Mart's argument, these well-established categories of shareholder proposals concerning executive compensation policy could become *per se* excludable.

For these reasons, the Fund's proposal is hardly micro-management. If anything, the Fund is proposing to empower Wal-Mart shareholders at the most macro level possible, *i.e.*, a vote on the total package, not individual elements thereof.[1] Also, Wal-Mart ignores the only precedent that addresses this proposal, namely, *Sara Lee Corp.* (11 Sept. 2006), in which the Division rejected claims that a similar proposal could be excluded as "ordinary business" under Rule 14a-8(i)(7). That proposal subsequently received a 42.5% approval level by Sara Lee shareholders. The Division clearly recognized and was not troubled by the fact that the proposal sought a vote on the Board's overall compensation practices for senior executive officers.

Because the Company has failed to meet its burden under Rule 14a-8, we respectfully ask you to advise Wal-Mart that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required. I would be grateful as well if you could fax me a copy of the Division's response once it is issued.

---

[1] We note that the Fund is recommending a policy similar to the non-binding shareholder vote required since 2003 at the annual meetings of all U.K.-listed firms and, beginning in 2005, at Australia-based companies.

Very truly yours,

Cornish F. Hitchcock

cc: Samuel A. Guess
Jeffrey J. Gearhart

WAL-MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel
and Assistant Secretary

March 7, 2007

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

Wal-Mart Stores, Inc. ("Wal-Mart"), is responding to the letter to you, dated February 13, 2007 (the "Response Letter"), from Mr. Cornish F. Hitchcock on behalf of Amalgamated Bank LongView Collective Investment Fund (the "Proponent") regarding Wal-Mart's letter to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated January 22, 2007 (the "Request Letter"). In the Request Letter, Wal-Mart requested that the Staff confirm that it would not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proponent's shareholder proposal (the "Proposal") from its 2007 Proxy Materials for the reasons described in the Request Letter. Six copies of this letter are enclosed.

I. Background.

The Proposal urges Wal-Mart's Board of Directors (the "Board") to adopt a policy permitting Wal-Mart's shareholders to vote at each annual meeting to ratify on a non-binding basis the compensation of Wal-Mart's named executive officers (the "NEOs") disclosed in the summary compensation table and the accompanying narrative disclosure (the "SCT Compensation") contained in Wal-Mart's proxy statement for that annual meeting.

In the Response Letter, Mr. Hitchcock argues that Wal-Mart has not demonstrated that the Proposal may be excluded under the ordinary business exclusion of Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exclusion"), because: (i) the Proposal deals with executive compensation and therefore falls within the Staff's policy on exclusion of executive compensation-related proposals in reliance on the Exclusion (the "Staff Policy"); (ii) the Proposal does not attempt to micromanage Wal-Mart's ordinary business matters and thus cannot be excluded in reliance on the Exclusion; and (iii) if Wal-Mart were granted the requested relief, proposals seeking shareholder approval of certain compensation-related matters would be *per se* excludable under the Exclusion.

II. Response to the Proponent's Arguments.

The Proposal is not about Wal-Mart's compensation policies but is about the compensation approved in a particular period for the NEOs. As discussed in the Request Letter, the Staff Policy relates to proposals regarding executive compensation policies and practices. The Staff Policy should not be construed so broadly as to cover any proposal that somehow involves executive compensation even if it does not relate to executive compensation policies and practices. The Proposal would have the shareholders vote to ratify or to not ratify the SCT Compensation shown in a proxy statement, *not*, as the Response Letter states, provide a "general level" assessment of Wal-Mart's compensation policies. Any such ratification vote would only indicate that shareholders approved or did not approve the SCT Compensation for one or more unspecified reasons that might or might not have anything to do with Wal-Mart's compensation policies and practices. As a result, if implemented, the Proposal would not truly provide information about, or serve to voice the shareholders' assessment of, any particular Wal-Mart compensation policy or practice (and thus does not implicate any social policy). Such being the case, the Proposal is not properly the subject of the Staff Policy.

The Proposal would have the effect of interfering with the day-to-day management of Wal-Mart. The SCT Compensation in any proxy statement will reflect numerous decisions that may be made from time to time throughout any year. If the Board must concern itself with how, for example, the salary to be offered a candidate for an executive officer position who may or may not be a NEO for purposes of the upcoming proxy statement will influence the shareholders' vote to ratify a particular year's SCT Compensation, the policy sought by the Proposal would clearly interfere with the Board's ability to conduct Wal-Mart's day-to-day specific implementation of its compensation policies and practices.

The many detailed decisions that will be reflected in any year's SCT Compensation are matters that cannot be well judged or acted on by the shareholders at a shareholders' meeting. But influencing each of those very specific decisions, not compensation policy, is clearly the aim and effect of what is sought by the Proposal. For these reasons, the Proposal clearly runs afoul of the two central considerations of the Exclusion described in Exchange Act Release No. 34-40018 (May 21, 1998). As the Commission noted in the that release, "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The specific implementation of a company's compensation policies and practices for particular officers for a particular year is such a problem.

Granting the relief requested by Wal-Mart would not require the *per se* application of the Exclusion to proposals seeking to require prior shareholder approval of compensation-related actions such as entry into severance agreements, creation of certain types of executive retirement-related arrangements, and stock option re-pricing. Those types of proposals are clearly distinct from a proposal seeking an after-the-fact, non-binding vote on compensation awarded as to prior periods. How the Staff's grant of the relief requested by Wal-Mart would necessarily result in the *per se* application of the Exclusion to, or preclude use of the case-by-case analytic approach often used with respect to the Exclusion regarding, these other types of proposals is unclear.

The Response Letter states that Wal-Mart omitted to note that the adoption of the resolution sought by the Proposal would not affect "an individual executive's pay in any given year." In the Request Letter, Wal-Mart clearly stated that the resolution would ratify "on a non-binding basis" the compensation of the NEOs. Nowhere in the Request Letter did Wal-Mart claim or suggest that adoption of the Proposal could affect a NEO's compensation on a retrospective basis.

Mr. Hitchcock states that Wal-Mart ignored the Staff's response in *Sara Lee Corporation* (available September 11, 2006) ("*Sara Lee*"), which he claims is the "only precedent that addresses this [P]roposal" and addressed a proposal similar to the Proposal. The *Sara Lee* proposal asked Sara Lee's board of directors to adopt a policy permitting shareholders to vote at each annual meeting on an advisory resolution approving the Sara Lee compensation committee's report (obviously of the type required by former Item 402(k) of Regulation S-K) in the relevant proxy statement. The resolution and the supporting statement in *Sara Lee* was clear that the proposal was focused principally on Sara Lee's compensation policies and practices, including the bases for Sara Lee chief executive officer's compensation, *as reported in the compensation committee's report,* and not just on particular amounts of compensation for a particular period shown in a table. As such, the *Sara Lee* shareholders would be voting to approve a report that would describe in a detailed narrative Sara Lee's executive compensation policies and practices.

Providing a forum for shareholders to express their satisfaction or dissatisfaction with the particular compensation policies and practices of a company as does the *Sara Lee* proposal is very different from providing a means for shareholders to ratify or not ratify the particular compensation paid to certain officers in prior periods as does the Proposal. The *Sara Lee* proposal and the Proposal are not, in fact, similar, but are quite distinct in important ways of both substance and effect. *Sara Lee* is not truly pertinent to, and should not control, whether the relief requested in the Request Letter is granted.

In addition, Wal-Mart notes that the Staff has recently issued letters denying no-action requests from AT&T Inc. (available February 16, 2007) and Verizon Communications Inc. (available February 19, 2007) in connection with proposals very similar to the Proposal. We note that the grounds on which those registrants proposed to rely to exclude from their proxy materials the proposals addressed in those letters were significantly different from the grounds on which Wal-Mart would rely to exclude the Proposal from its 2007 Proxy Materials. As a result, those letters do not and should not serve as precedent in any consideration of Wal-Mart's proposed exclusion of the Proposal.

III. Conclusion.

For the reasons stated above and in the Request Letter, Wal-Mart hereby reiterates its request that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2007 Proxy Materials. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

cc: Amalgamated Bank LongView
Collective Investment Fund
c/o Mr. Cornish F. Hitchcock
5301 Wisconsin Avenue, NW, Suite 350
Washington, D.C. 20015-2022

Enclosures

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END

March 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 22, 2007

The proposal urges the board of directors to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Adviser